Exhibit 99.11

Corrected Press Release--Shareholder Value Creation Committee Will Continue To Fight For Shareholder Rights

NEW YORK, Dec. 21, 2015 /PRNewswire/ -- The Committee of Relmada Shareholders for Value Creation, (the Shareholder Value Creation Committee) issued its press release on December 11, 2015, which press release omitted a sentence regarding the retraction of certain previously issued open letters to shareholders and characterized the temporary restraining order as preventing the solicitation of proxies, the characterization of which is being corrected herein.  The corrected press release is as follows:

The Committee of Relmada Shareholders for Value Creation, (the Shareholder Value Creation Committee) created by principals of Laidlaw & Co., a group of shareholders of Relmada Therapeutics, Inc., (OTCQB: RLMD) (Relmada) unaffiliated with Relmada, states that the Federal District Court for the District of Nevada on December 10, 2015 issued, without a hearing, an ex parte temporary restraining order preventing the solicitation of proxies until the expiration of the temporary restraining order on December 22, 2015.  The Court also set a hearing on December 22, 2015 on Relmada's request for a preliminary injunction.

•	Pending the outcome of the hearing, the Shareholder Value Creation Committee retracts its December 4 and December 7 open letters to shareholders.
•	The Shareholder Value Creation Committee concluded that the practical effect of the temporary restraining order was to prevent the solicitation of proxies. For clarification, the temporary restraining order provided as follows:
o	Laidlaw and its fellow defendants (Defendants) shall be enjoined from continuing to disseminate false and misleading proxy materials.
o	Defendants immediately must retract or correct its false and misleading proxy materials.
o	If Defendants choose to correct their false and misleading proxy materials, they immediately shall:
▪	Disclose that they missed the advance notice deadline for stockholders to validly nominate Relmada directors at the 2015 annual meeting;
▪	Disclose that there are only two seats up for election on Relmada's Board at the 2015 annual meeting;
▪	Disclose that the Board of Directors has the sole authority to set the size of the Board; and
▪	Disclose that the corporate actions taken by Relmada's current Board and stockholders that Defendants' label as "entrenchment" all were authorized under Relmada's articles of incorporation, bylaws, and Nevada law.

The Shareholder Value Creation Committee intends to seek prompt relief from the court, which it has initiated by filing a counterclaim, an opposition to Relmada's request for injunctive relief, and a countermotion for injunctive relief against Relmada on December 16, 2015.  The Shareholder Valuation Committee intends to vigorously pursue all available legal remedies to protect shareholder franchise.

Contact:
Bryan Kobel
bkobel@laidlawltd.com

SOURCE Laidlaw & Co.